Exhibit 99.1

WATERDROP ANNOUNCES THE PROPOSED ACQUISITION OF CUNZHEN QIUSHI

BEIJING, June 9, 2023 /PRNewswire/ — Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced that it has entered into definitive transaction documents in relation to the proposed acquisition of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”).

Founded in 2018, Cunzhen Qiushi provides insurance knowledge-based content and insurance product reviews through multiple online channels to attract users, and convert them into insurance consumers to generate commission. Pursuant to the transaction documents, the Company will acquire up to 100% of the equity interest of Cunzhen Qiushi for an aggregate consideration of RMB360.0 million (subject to certain price adjustment mechanisms) through multiple closings. The Company will acquire 56% of the equity interest of Cunzhen Qiushi at the first closing, which is expected to take place in June 2023. The Company will acquire 4% of the equity interest of Cunzhen Qiushi at the second closing, which is expected to take place within six months after the first closing. The remaining 40% equity interest of Cunzhen Qiushi will be acquired in three years, subject to certain closing conditions.

Upon completion of the proposed acquisition, Cunzhen Qiushi will become a wholly owned subsidiary of Waterdrop, and its financial results will be consolidated into our consolidated financial statements upon completion of the first closing of the proposed acquisition.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the acquisition; the risk that certain closing conditions of the acquisition may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed acquisition; Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Waterdrop Inc.

IR@shuidi-inc.com